MAG Silver Corp.
June 18, 2008
For Immediate Release
NR#08-12

MAG Silver Reports First Resource of
237.8 Million Ounces Silver on the Valdecañas Vein
In addition, resources of 480,000 ounces gold and 1 billion pounds of combined lead and zinc

Vancouver, B.C…MAG Silver Corp. (MAG: TSX; MVG: AMEX) (“MAG” or “the Company”) announces a resource estimate from the Juanicipio Joint Venture located in Zacatecas State, Mexico. The operator of the Joint Venture, Fresnillo plc (“Fresnillo”), has informed and provided MAG with a resource estimate for the Valdecañas Vein as presented below.  MAG and Fresnillo operate the project at Juanicipio through their joint venture company, Minera Juanicipio S.A. DE C.V. (“M. Juanicipio”). MAG holds a 44% interest in the Juanicipio Joint Venture. The total inferred resource estimate is 237.8 million ounces of silver of which MAG’s 44% interest equates to 104.5 million ounces and Fresnillo’s 56% interest equates to 133.2 million ounces.  In addition to the silver, the resource estimate also contains inferred resources of 480,000 ounces of gold and almost 1 billion pounds of combined lead and zinc (457,700 tonnes).

Mineral Resource Statement, Valdecañas Silver Deposit (100%), Zacatecas, Mexico, SRK Consulting, December 31, 2007

Resource	Tonnes (M)	g/t Au	g/t Ag	Lead %	Zinc %	Gold Ounces (M)	Silver Ounces (M)	Lead Tonnes (000s)	Zinc Tonnes (000s)
Inferred	7.3	2.06	1,011	2.31	3.94	0.48	237.8	169.2	288.5

Notes:
(1) Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures rounded to reflect the relative accuracy of the estimates.
(2) Reported at a cut-off of 4.0 grams per tonne (g/t) gold equivalent using metal prices as follows: Gold $562/oz, Silver $10.40/oz, Lead $0.68/lb, Zinc $ 1.16/lb.
(3) Valdecañas resources reported in table above are attributable resources reflecting M. Juanicipio’s 100% ownership of the Juanicipio Joint Venture. MAG holds a 44% interest in M. Juanicipio.

SRK Consulting (Canada), Inc. (“SRK”) has been commissioned by MAG to prepare an updated technical report for the Valdecañas deposit.  The Company plans to file a report on the resources in accordance with Canadian National Instrument 43-101 within 45 days. National Instrument 43-101 is a rule developed by the Canadian Securities Administrators which established standards for certain public disclosure of scientific and technical information concerning mineral projects. The requirements of National Instrument 43-101 are not the same as those of the SEC.

Resource Estimation Detail
Mineral resources for the Valdecañas Vein have been estimated by Fresnillo personnel and audited by SRK. The mineral resource estimate for Valdecañas was prepared with Datamine Studio using a geostatistical block modeling approach. The resource model is based on drilling, sampling and assaying data that was acquired by competent personnel using industry best practices procedures (for information regarding Quality

Assurance and Control and Data Verification see previous press releases dated April 16, 2008 and December 20, 2007). At Valdecañas two vein structures were interpreted from 27 boreholes over a strike length of 1,600 metres on 200 metre sections. Capped metal grades were interpolated into a block model constrained by wireframes using an inverse distance algorithm with estimation parameters determined from experience in the district as there is insufficient data to model reliable variograms. The mineral resources were classified according to the JORC Code (2004 edition) primarily on the basis of distance from the nearest sample. SRK reviewed the methodology and procedures used by Fresnillo to estimate and classify the mineral resources for Valdecañas. The estimation procedures meet industry best practices. Visual sectional inspection by SRK of drill composite data compared against block model values for each metal type shows that block model values reflect input composite data.  SRK considers that all mineral resources at Valdecañas are appropriately classified as Inferred Mineral Resources. SRK also considers that infill drilling at Valdecañas on 100 metre sections will increase the confidence in the geological and grade continuity of the vein mineralization and allow better variography. The audited mineral resource statement for Valdecañas deposits as at 31 December 2007 is presented in the above table at a cut-off grade of 4.0 g/t of gold equivalent. The cut-off grade used to report mineral resources is considered by SRK to be appropriate.

Qualified Person
Mineral resources for the Valdecañas Silver Deposit have been estimated by Fresnillo personnel and audited by SRK under the supervision of Dr. Jean-Francois Couture, P.Geo (APGO#0197) and Mr. Glen Cole, P.Geo (APGO#1416). By virtue of their education and relevant experience Dr. Couture and Mr. Cole are Qualified Persons for the purpose of National Instrument 43-101. Dr. Couture and Mr. Cole are employees of SRK and are independent of MAG. The mineral resources have been classified in accordance to JORC (2004 edition). Under CIM Definition Standards for Mineral Resources and Mineral Reserves, (December 2005), the mineral resources for the Valdecañas deposit would be identical.

Information Concerning Estimates of Mineral Resources
This news release uses the term 'inferred resources’. MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico. MAG has also identified a new silver, lead and zinc discovery at its 100% owned Cinco de Mayo property.  MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on AMEX under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.
"Dan MacInnis"
President and CEO

For further information on behalf of MAG Silver Corp.
Contact Gordon Neal, VP Corp. Development
Website:  www.magsilver.com
Phone:  (604) 630-1399
Toll free:  (866) 630-1399
Email:  info@magsilver.com
Fax:  (604) 484-4710

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Inferred resources,” that the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html .